

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 12, 2017

Via E-Mail
Mr. Matthew C. Flanigan
Executive Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, MO 64836

      Re: **Leggett & Platt, Incorporated**
                Form 10-K
                Filed February 22, 2017
                File No. 1-7845

Dear Mr. Flanigan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Terence O'Brien

                  Terence O'Brien
                  Branch Chief
                  Office of Manufacturing and
                  Construction